Exhibit 99.1
Qiao Xing Universal Telephone, Inc. to Hold Conference Call on April 15
     HUIZHOU, China, April 8 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that it will hold a conference call on April 15 at 9:00am EDT (9:00pm Beijing Time). The subject of the conference call will be “The Company’s Development Strategies and the Recently-finished Acquisition”.
     The dial-in details for the live conference call are as follows:
International Access Number: +852 3005 2050
China Access Number: 4006816949
Hong Kong Access Number: 3005 2050
US Toll Free Access Number: 1 866 549 1292
     Participant PIN Code: 435809#
     Please dial in approximately 10 minutes before the scheduled time of the call.
     A live and archived webcast of the conference call will be available on http://www.cosun-xing.com
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. The Company has acquired the 100% equity interest in China Luxuriance Jade Company, Ltd and now has diversified into the resource industry.
     For more details, please visit http://www.cosun-xing.com.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of April 8, 2009, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:
Rick Xiao
Tel: +86-752-2820268
Email: Rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.